EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-150612 on Form S-11 of our report dated March 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the ability of the Company to continue as a going concern), relating to the consolidated financial statements of Moody National REIT I, Inc. and Subsidiary, appearing in the Annual Report on Form 10-K of Moody National REIT I, Inc. for the year ended December 31, 2009, and to the reference to us, under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas
April 23, 2010